

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2012

Via E-mail
Mr. Dennis L. Zeitler
Principal Financial and Accounting Officer
Mine Safety Appliances Company
1000 Cranberry Woods Drive
Cranberry Township, Pennsylvania 16066-5207

      RE: **Mine Safety Appliances Company**
                  Form 10-K for Fiscal Year Ended December 31, 2011
                  Filed February 22, 2012
                  File No. 001-15579

Dear Mr. Zeitler:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Kevin L. Vaughn

                                  Kevin L. Vaughn
                                  Accounting Branch Chief